UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70320

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___KARMEQ LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
___318 WESTLAKE CENTER, SUITE 203___
(No. and Street)

___DALY CITY___	___CA___	___94015___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
___CELESTE MOYE___   ___415-672-0559___   ___CELESTECPA@COMCAST.NET___
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
___CROPPER ACCOUNTANCY CORPORATION___
(Name – if individual, state last, first, and middle name)

2700 YGNACIO VALLEY RD #270	WALNUT CREEK CA		94598
(Address)	(City)	(State)	(Zip Code)

___3/4/2009___   ___3381___
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __DARRELL YOUNG_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __KARMEQ LLC_____, as of __DECEMBER 31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
PRINCIPAL AND CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN MATEO)

On March 24, 2026 before me, GERALDINE TAMBANILLO, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared Darrell Young,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

GERALDINE TAMBANILLO
Notary Public - California
San Mateo County
Commission # 2540829
My Comm. Expires Jan 7, 2030

Signature Geraldine Tambanillo **(Seal)**

KARMEQ, LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2025

With Independent Auditors' Report Thereon

CONFIDENTIAL

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

KARMEQ, LLC

Financial Statements and Supplementary Information
For the Year Ended December 31, 2025

TABLE OF CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of KARMEQ, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KARMEQ, LLC as of December 31, 2025, the related statements of income (loss), changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KARMEQ, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KARMEQ, LLC's management. Our responsibility is to express an opinion on KARMEQ, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KARMEQ, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I Computation of Net Capital and Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEA Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of KARMEQ, LLC's financial statements. The supplemental information is the responsibility of KARMEQ, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as KARMEQ, LLC's auditor since 2021.
Walnut Creek, California
March 27, 2026

KARMEQ, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Assets:

Cash	$	1,597
Deposit with Clearing Broker-Dealer		253,453
Prepaid Expenses		18,845
Due from Related Party		8,868
Internal-Use Software - Net of amortization of $276,582		521,510
Total Assets	$	804,273

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	$	65,938
Due to Related Party		137,356
Total Liabilities		203,294

Commitments and Contingencies (Note 4)

Member's Equity		600,979
Total Liabilities and Member's Equity	$	804,273

The accompanying notes are an integral part of these financial statements.

KARMEQ, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2025

Revenues:

Service Fees	$	37
Other Income		13,071
Total Revenue		13,108

Expenses:

Clearing Fees	63,282
Professional Fees	24,326
Market Information Services	67,920
Payroll and Related Benefits	9,261
Regulatory Fees	18,388
Occupancy	8,273
Technology Costs	110,673
Advertising and Promotion	6,415
Travel & Entertainment	5,927
Other Expenses	86,410
Total Expenses	400,875
Net Loss $	(387,767)

The accompanying notes are an integral part of these financial statements.

KARMEQ, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance - December 31, 2024	$	696,246
Net Loss		(387,767)
Member Contributions		292,500
Balance - December 31, 2025	$	600,979

The accompanying notes are an integral part of these financial statements.

KARMEQ, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows from Operating Activities:

Net Loss	$	(387,767)
Amortization		79,809
Adjustments to reconcile net loss with net cash used in operating activities:		
Increase in Clearing Account		(2,121)
Increase in Prepaid Expenses		(1,769)
Decrease in Due from Related Party		1,579
Increase in Accounts Payable and Accrued Expenses		1,152
Increase in Due to Related Party		17,002
Cash Used In Operating Activities		(292,115)
Cash Flows from Financing Activities:		
Member Contributions		292,500
Net Increase in Cash		385
Cash Balance - December 31, 2024		1,212
Cash Balance - December 31, 2025	$	1,597
Supplementary cash flow information		
Income tax paid	$	0
Interest paid	$	0

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

(1) Organization and Operation

KARMEQ, LLC (the "Company"), is a Delaware Limited Liability Company formed on November 21, 2018. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) on August 6, 2020, and is a member of the Financial Industry Regulatory Authority (FINRA). All trades are cleared through other brokers on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States.

Risks and Uncertainties
The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liabilities in the normal course of business. As of December 31, 2025, the Company had operating cash of $1,597. During the year ended December 31, 2025, the Company had a net loss of $387,767 and net cash used in operating activities of $292,115. The Company's ability to generate positive cash flows from operations is dependent upon its ability to generate revenue to generate sufficient cash flows to meet its obligations on a timely basis and ultimately to attain successful operations.

Successful completion of the Company's trading platform, customer development program, and ultimately, the attainment of profitable operations are dependent upon future events, including acquiring and maintaining customers, and achieving a level of transactions processed to support the Company's cost structure. The Company is subject to a number of risks common to brokerage-based companies, including limited operating history, dependence on customer demands, the successful development and marketing of its products and services, and competition within the brokerage industry. Management of the Company has the intent and ability to fund the Company over the next 12 months. The Company plans to generate the necessary cash flow over the eighteen months based upon operating results and member contributions.

Revenue
The Company earns revenue from fees charged for offering an online platform to gift shares of stock. Revenue is recognized when the gift is initiated and the fees are paid. Fees are collected by a related party organization and paid to the Company on an annual basis. The platform became available for testing in December 2021. After a testing period and needed enhancements, the platform became live to the public in November 2022.

Additional revenue is earned by providing financial literacy educational seminars to students at the high school and university level. Seminars in 2025 resulted in revenue of $12,220 and are presented as other income on the Statement of Income (Loss).

Cash and Credit Risk

Cash consists of cash held in checking and savings accounts.

Financial instruments, which potentially subject the organization to concentrations of credit risk, consist principally of cash and deposit with clearing broker-dealer. As of December 31, 2025, and through the date of the report, cash in bank did not exceed the $250,000 FDIC insured limit. Cash deposits maintained with the clearing broker-dealer, which is considered a receivable for purposes of this report, is insured by SIPC up to a maximum of $500,000.

Deposit with Clearing Broker-Dealer
The clearing broker requires the Company to have a reserve amount of $250,000 to ensure the Company's performance with its obligations under the Fully Disclosed Clearing Agreement with the clearing broker.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2025 was $6,415.

Income Taxes
The Company is treated as a disregarded entity for Federal Income Tax purposes. Consequently, Federal income taxes are not payable or provided for by the Company. The member is taxed individually on the Company's earnings. California has an annual LLC filing requirement and fees were paid at the Company level in the amount of $800 during the year ended December 31, 2025.

The Company determined that there are no uncertain tax positions that require financial statement recognition. The tax returns of the single member, which as noted above include the earnings of the Company, remain open for examination by tax authorities for a period of three years from the date which they are filed. The 2022, 2023, and 2024 Federal and California income tax returns are currently open for examination.

Allocation of Income and Losses
The Company is a single member LLC. The net income/loss of the Company is allocated to the sole member.

Operating Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases, and makes certain changes to the accounting for leases, including recognizing a right to use asset and lease liability for all lease agreements. The Company currently has no operating or finance leases to report and reimburses a related party for rent according to an annual cost sharing agreement. Rent expense for the year ended December 31, 2025 is $7,604.

Internal-Use Software, Net

The Company capitalizes certain qualified costs incurred in connection with the development of the KARMEQ.com platform. Capitalization of such costs begins when the preliminary project stage is completed; management, with the relevant authority, authorizes and commits to the funding of the software project and it is probable that the project will be completed, and the software will be used to perform the function intended. Costs incurred prior to meeting the criteria together with costs incurred for training and maintenance are expensed as incurred. The Company capitalized enhancements of $0 during the year ended December 31, 2025. The Company amortizes these costs over the estimated useful life of the related asset, generally ten years. The Company recorded amortization expense of $79,809 for the year ended December 31, 2025 and recognized it under Other Expenses.

Impairment of Long-Lived Assets

The Company accounts for its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-05, *Impairment or Disposal of Long-Lived Assets*. Long-lived assets, including internal-use software, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized based on the excess of the carrying amount of the asset above the fair value of the asset.

Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

The Company follows Accounting Standards Update 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is Darrell Young, Founder and Principal of the Company.

CONFIDENTIAL

(3) <u>Net Capital Requirements</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $51,756 which was $38,203 in excess of its net capital requirement of $13,553. The Company's ratio of aggregate indebtedness to net capital was 3.93 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company clears all of its customer transactions through another Broker-Dealer on a fully disclosed basis, and therefore, claims an exemption from Rule 15c3-3.

(4) <u>Commitments and Contingencies</u>

The Company has an obligation to a vendor to pay integration fees of $5,000 per month through September 2026.

From time to time, the Company may be involved in legal proceedings arising mainly from the ordinary course of its business. In management's opinion any such legal proceedings are not expected to have a material effect on the Company's financial position or results of operations.

At December 31, 2025 the Company did not have other commitments or contingencies requiring disclosure.

(5) <u>Related Parties</u>

The Company has an expense sharing agreement with a related registered investment advisor whereby the Company accrues a payable for certain expenses paid on the Company's behalf. These expenses include rent, telecommunication services, administrative assistance, and other office expenses. For the year ended December 31, 2025 under this agreement rent expense was $7,604, payroll related costs were $7,763, communications costs were $3,565 shared software subscriptions were $540, and other miscellaneous expenses totaled $586. As of December 31, 2025 the amount owed to the related party under this agreement was $136,519. These funds will be repaid as cash flows permit.

The Company shares processing fees with a separate related entity under a fee sharing agreement. At December 31, 2025 the Company had a receivable under this agreement of $10,447 which included $8,831 for a cash flow advance and $37 in service fees. The Company expects repayment as cash flows permit.

(6) <u>Subsequent Events</u>

Management has evaluated subsequent events through the date of the report of the Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued. Based on such evaluation, no additional adjustments to or disclosures in the financial statements were deemed necessary.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2025

KARMEQ, LLC
Schedule I
Computation of Net Capital
As of December 31, 2025

CONFIDENTIAL

COMPUTATION OF NET CAPITAL		
Member's equity per Statement of Financial Condition	$	600,979
Less: Non-allowable assets and charges against net capital:		
Prepaid Expenses		(18,845)
Due from Related Party		(8,868)
Internal-Use Software		(521,510)
Net Capital, as defined	$	51,756
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	203,294
Percentage of aggregate indebtedness to net capital		392.79%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6.67% of total aggregate indebtedness)	$	13,553
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement (greater of above two minimum amounts)	$	13,553
Net Capital in excess of required minimum	$	38,203

There were no material differences between the net capital computation included in this report and the corresponding schedules included in the Company's December 31, 2025 Part IIA FOCUS filing.

The accompanying notes are an integral part of these financial statements.

KARMEQ, LLC
Schedule II
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Pursuant to SEA Rule 15c3-3
For the Year Ended December 31, 2025

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company clears all customer transactions through another broker-dealer on a fully disclosed basis. Accordingly there are no items to report under the requirements of this rule.

The accompanying notes are an integral part of these financial statements.

12



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of KARMEQ, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) KARMEQ, LLC (the Company) claimed an exemption from 17 C.F.R. §240.15c-3-3 under the provision of C.F.R. §240.15c-3-3(k)(2)(ii) because all customer transactions cleared through another broker-dealer on a fully disclosed basis (2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(ii) throughout the year ended December 31, 2025, without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to providing education seminars for students interested in learning financial literacy. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

KARMEQ, LLC's management is responsible for compliance with the exemption provision and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and their statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KARMEQ, LLC's compliance with the exemption provision and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 27, 2026



KARMEQ, LLC
Exemption Report
For the Year Ended December 31, 2025

KARMEQ, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3(k)(2)(ii) because all customer transactions cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2025, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to providing education seminars for students interested in learning financial literacy. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

KARMEQ, LLC

I, Darrell Young, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO and Managing Member

Date: March 24, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
KARMEQ	8-70320

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 13,107.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 13,107.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 12,816.00	
		Deductions in excess of $100,000 require documentation		
5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 12,816.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 291.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 0.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 0.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 0.00		
d	Add lines 11a through 11c		$ 0.00	
12	**LESSER** of line 10 or 11d.			$ 0.00
13 a	Amount from line 8		$ 0.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 0.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 0.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-70320	DEA: FINRA	2025	Dec

MEMBER NAME KARMEQ
MAILING ADDRESS 318 WESTLAKE CENTER STE 203
DALE CITY, CA 94015

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

KARMEQ	Celeste Willat Moye
(Name of SIPC Member)	(Authorized Signatory)
2/24/2026	celestecpa@comcast.net
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.